SIDLEY AUSTIN 39/F, TWO INT’L FINANCE CENTRE CENTRAL, HONG KONG +852 2509 7888 +852 2509 3110 FAX AMERICA ● ASIA PACIFIC ● EUROPE	meng.ding@sidley.com +852 2509 7858

June 9, 2023

CONFIDENTIAL

Tony Watson

Rufus Decker

Kate Beukenkamp

Mara Ransom

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ryde Group Ltd
Draft Registration Statement on Form F-1
Confidentially Submitted May 8, 2023
CIK No. 0001971115

Dear Mr. Watson, Mr. Decker, Ms. Beukenkamp and Ms. Ransom,

On behalf of our client, Ryde Group Ltd (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 2, 2023 regarding the Company’s draft registration statement on Form F-1 confidentially submitted on May 8, 2023 (the “Draft Registration Statement”) relating to a proposed initial public offering of the Company’s Class A Ordinary Shares in the United States. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Amendment No. 1 to the Draft Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s response. Terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 1 to the Draft Registration Statement.

Partners | Constance Choy H.M., Desmond Ang C.K., (Stephanie) Chan C. M., (Christopher) Cheng C.H., Meng Ding, Dominic D. James, (Sherlyn) Lau S.Y., David K. Lee,

Olivia Ngan S.M., (Raymond) Oh C.H., Yuet Ming Tham, (Friven) Yeoh K.H., Claudia Yu K.W., Yan Zhang

Registered Foreign Lawyers | Gordon H. I. Davidson (England and Wales)*, (Carrie) Li J. (New York)*, G. Matthew Sheridan (New York)*,

Effie Vasilopoulos (New South Wales)*, (Renee) Xiong Y. (New York)*, (Oliver) Zhong Q. (New York)*

Consultants | Hon Au Yeung, Huberta Chow X.L., Patrick Liu L., (Winnie) Mak T.M., Dominic Sze C.K.,

Douglas Tsang C.L., (Eva) Tsui Y.W, Alan Wong C.K., Felicity Wong K.Y., Holly Yeung S.M., Iris Yuen L.S.

* Partner of Sidley Austin Holding LLP (a Delaware Limited Liability Partnership)

° Foreign Legal Consultant / Legal Counsel

Amendment No.1 to the Draft Registration Statement

Cover page

1.	State, if true, that you will not consummate this offering unless your Class A Ordinary Shares have been approved for listing on the NASDAQ Capital Market. We note your disclosure on page 116 that you will not consummate and close this offering without a listing approval letter, however, as you acknowledge, a listing approval letter does not mean that your Class A Ordinary Shares have been approved for listing.

In response to the Staff’s comment, the Company has revised the referenced disclosure on the cover page of the Amendment No.1 to the Draft Registration Statement.

Prospectus Summary, page 1

2.	Please revise your disclosure to briefly expand your discussion of your dual-class voting structure, including in your prospectus summary, risk factors and Capitalization sections, to describe potential dilution holders of Class A Ordinary Shares may experience upon conversion of Class B Ordinary Shares in connection with this offering or upon other conversation events of Class B Ordinary Shares. In this regard, we note your risk factor on page 38 titled “You will incur immediate dilution and may experience further dilution in the NAV of your Class A Ordinary Shares.”

In response to the Staff’s comment, the Company has revised disclosure on pages 6, 38 and 44 of the Amendment No.1 to the Draft Registration Statement. A new risk factor entitled “The conversion of by the holders of Class B Ordinary Shares into Class A Ordinary Shares will result in a dilution of the percentage ownership of the existing holders of Class A Ordinary Shares within their class of ordinary shares.” has been incorporated. This addition has been included within the Risks and Challenges section of the Prospectus Summary as well.

3.	Please revise your disclosure here and throughout your prospectus, including your risk factors section, to explain the controlling shareholder(s)’ ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets as applicable. We note your risk factor on page 35 titled “As an exempted company incorporated in the Cayman Islands, we are permitted to adopt...” discussing your reliance on home country practices regarding certain exemptions.

The Company does not anticipate being a controlled company under the Nasdaq listing rules, as none of our shareholders currently has or is expected to have upon the completion of the offering more than 50% of the Company’s voting power and shall not be deemed as controlling shareholder(s).

Risk Factors

Risks Relating to Our Business and Industry

If we are required to reclassify driver partners as employees or otherwise, or if driver partners...,

4.	Please revise your risk factor discussion here and elsewhere throughout your prospectus, as appropriate, to expand your discussion regarding “growing interest” from regulators in Southeast Asia regarding the independent contractor status of your driver partners. Specifically, please discuss in greater detail the status of any currently proposed legislation, rules or regulations that may materially impact your business or results of operations. We note your discussion generally describing tests governing whether a driver partner is an independent contractor or employee.

In response to the Staff’s comment, the Company has revised disclosure on page 17 of the Amendment No.1 to the Draft Registration Statement. The Company has removed the sentence “Driven in part by developments in the United States and Europe, there has been growing interest in this area recently from regulators in Southeast Asia” as this statement is no longer relevant as at the date hereof.

We rely on our partnerships with financial institutions and other third parties for payment..., page 25

5.	Please revise your disclosure here and elsewhere throughout your prospectus, including your Business section, to explain how your platform enables insurance companies and financial institutions to reach a broad base of consumers. We note that your core business is providing a platform for ride-hailing and carpooling services as well as “quick commerce.”

In response to the Staff’s comment, the Company has revised disclosure on pages 25 and 74 of the Amendment No.1 to the Draft Registration Statement, where the Company elaborated on how the Ryde platform enables insurance companies and financial institutions to reach a broader base of consumers. The Company has also excluded references to Visa, Mastercard and Apple Pay for clarity, given that their association with these providers is a result of their partnership with Stripe, being their primary payment processing infrastructure provider.

Risks Relating to Our Securities and this Offering

You will incur immediate dilution and may experience further dilution in the NAV of your Class

A Ordinary Shares, page 38

6.	Please revise this risk factor to briefly expand your disclosure to discuss the “immediate dilution” holders of Class A Ordinary Shares may experience. We note your cross-reference to the “Dilution” section of your prospectus. Additionally, we note the final paragraph of this risk factor, including stating that you will have the discretion to both make rights available to shareholders to subscribe for additional Class A Ordinary Shares, or “in disposing of such rights for the benefit of such shareholders and making the net proceeds available to such shareholders.” Please expand your discussion to explain in greater detail, by example otherwise, a scenario or other circumstances that may give rise to this action.

In response to the Staff’s comment, the Company has revised disclosure on page 38 of the Amendment No.1 to the Draft Registration Statement. Regarding the final paragraph of this risk factor, the decision to offer shareholders the right to subscribe for additional Class A Ordinary Shares or any other rights rests entirely within the purview of the Company as to whether the Company would decide to extend such rights issue at the relevant time. Consequently, the Company has maintained the existing disclosure since it pertains to a discretionary determination to be made by the Company. However, in relation to the disposal of rights for the benefit of shareholders and the subsequent allocation of net proceeds to said shareholders, the Company has included an illustrative scenario involving a private placement wherein shareholders may face dilution of their shareholdings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Metrics, page 53

7.	Please discuss why a decrease in your GMV resulted in increases in your revenue for the years ended December 2022.

In response to the Staff’s comment, the Company has revised the referenced disclosure in the section headed “Operating Metrics” on page 53 of the Amendment No.1 to the Draft Registration Statement.

8.	We note your use of GMV, or gross merchandise value. Please revise your disclosure to elaborate upon your definition of the metric to explain how it is calculated, why the metric is useful to investors, how you use it and whether there are estimates or assumptions underlying the metric or its calculation.

In response to the Staff’s comment, the Company has revised the referenced disclosure in the section headed “Operating Metrics” on page 53 of the Amendment No.1 to the Draft Registration Statement.

9.	You reference certain other metrics elsewhere in your prospectus, however, you do not discuss them here, such as GTV and Trips, which you discuss on page 15 and driver partner incentives and consumer incentives, which you discuss on page 27. Revise to include a discussion of these metrics, if material, or tell us why you believe no such discussion is necessary. Also, tell us whether you measure the number of active customers, new and/or returning, and/or driver partners during a specific period, with a view to disclosing that information for investors, if material.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 53 of the Amendment No.1 to the Draft Registration Statement to include driver-partner incentives and consumer incentives. The Company has unified the use of GMV and GTV, as the two terms refer to the same operating metric.

Additionally, the Company has made a strategic decision not to disclose trips, number of active customers, new and/or returning, and driver partners during a specific period due to the following:

1)	The Company is only operating in Singapore, the disclosure of specific metrics such as trips, number of active customers, and driver-partners may have a negative impact to our business. Publicly revealing the number of active customers, new or returning, and driver partners could lead to unintended consequences. It may trigger aggressive tactics from competitors, disrupt the delicate supply-demand balance, or create unnecessary perceptions of market share that could adversely affect our operations.

2)	The competitive nature of our business environment poses challenges in disclosing granular metrics. The ride-hailing industry is highly competitive, with numerous players vying for market share. Sharing detailed information on trips, active customers, and driver partners could provide insights to our competitors, potentially compromising our competitive advantage and market position.

Overview, page 53

10.	Please revise the Business section and elsewhere throughout your prospectus as appropriate to clarify the current status of your Quick Commerce business. In this regard, we note that you state in your prospectus summary that this is one of your core business segments. However, here and elsewhere throughout your prospectus the status of your Quick Commerce business is less clear, including the stage of development, for example. We note your disclosure regarding the launch of RydeSEND service in 2018 and subsequent developments as well as revenue from quick commerce in fiscal year 2022 of S$92,000.

In response to the Staff’s comment, the Company has revised the referenced disclosure in the paragraph headed “Summary of Our Services” on page 53 of the Amendment No.1 to the Draft Registration Statement.

Factors affecting our performance, page 54

11.	We note your disclosure in Results of Operations regarding growth in total revenues, almost exclusively attributable to your new initiatives. In an appropriate place in your disclosure, acknowledge that revenue attributable to mobility and quick commerce increased only slightly from the year ended December 31, 2021 to December 31, 2022, explain why and whether you expect your ability to increase revenues will be hindered by the incentives you intend to continue to offer consumers. We note that you discuss consumer incentives in terms of management of costs, however, it also seems relevant to your ability to grow your revenues.

In response to the Staff’s comment, the Company has revised the referenced disclosure in the paragraph headed “Ability to grow our revenue from ride-hailing and quick commerce” on page 54 of the Amendment No.1 to the Draft Registration Statement.

Critical Accounting Policies and Estimates, page 59

12.	For critical accounting estimates, this disclosure must supplement, but not duplicate, the description of accounting policies or other disclosures in the notes to the financial statements. Critical accounting estimates are those estimates made in accordance with generally accepted accounting principles that involve a significant level of estimation, uncertainty and have had, or are reasonably likely to have, a material impact on the financial condition or results of operations. Please clarify or revise. Please refer to Item 5.E of Form 20-F and SEC Release No. 33-8350.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 59 and 60 of the Amendment No.1 to the Draft Registration Statement.

Industry overview, page 65

13.	We note that you include information about the mobility industry in Malaysia, even though you have not yet expanded your operations outside of Singapore. Revise to remove this disclosure or tell us why you believe it is appropriate to discuss industry trends in geographic regions in which you do not yet operate.

In response to the Staff’s comment, the Company has removed information about the mobility industry and quick commerce industry in Malaysia in “Industry Overview” section and “Prospectus Summary” section in the Amendment No.1 to the Draft Registration Statement.

Business, page 76

14.	Please revise your disclosure here as elsewhere throughout your prospectus, as appropriate, to clarify whether you provide your services to customers in markets other than Singapore. Specifically, discuss whether you conduct any operations in Hong Kong as well as describe the nature of your operations in that market, if any. We note that your website appears to reflect planned business operations in Hong Kong as well as providing Hong Kong- and Australia-based customer support contact information. However, your disclosure reflects that your operations are conducted exclusively in Singapore with an intent to expand into additional markets in the future.

In response to the Staff’s comment, the Company has revised disclosure on page 72 of the Amendment No.1 to the Draft Registration Statement. At present, the Company’s services are available to customers within the Singapore market. Please note that the Company has removed references to Hong Kong and Australia on their website. The Company had previously mentioned such jurisdictions as it had held trial runs of their platform in these jurisdictions previously. Please note that the Company has not begun and at present, does not have any plans to begin operations in such jurisdictions.

15.	In an appropriate place in your disclosure, revise to discuss how you determine the amount of the fee you charge to your riders and/or consumers for the various services you offer. Explain how you determine the amount and timing of the incentives you offer to your driver partners and your consumers, with a view to understanding how you manage the challenges associated with growing your base of users while also increasing revenues.

In response to the Staff’s comment, the revised disclosure on pages 75 and 82 of the Amendment No.1 to the Draft Registration Statement where explanation of charge-out structure for riders and incentive structure for driver partners are further elaborated.

Payments, page 79

16.	Please revise this section to discuss RydeCoins in greater detail. Specifically, please expand your discussion of the meaning of RydeCoins as your own “in-house payment token.” Additionally, please expand your disclosure to discuss payment options to include whether you accept bitcoin or other cryptocurrency as payment as well as associated risks. In this regard, we note recent news articles indicating your acceptance of bitcoin and the launch of a customer wallet for related payments.

In response to the Staff’s comment, the Company revised disclosure on page 75 of the Amendment No.1 to the Draft Registration Statement. RydeCoins serve as the Company’s in-house payment token, exclusively usable within the Company’s platform for the services the Company offers. Presently, the Company does not accept bitcoin or any other form of cryptocurrency as a payment method for their services. With regard to the recent news articles on the Company’s acceptance of bitcoin, the Company had previously accepted Bitcon as a form of payment during the period between June 2020 and December 2022. During that time, riders had the option to top up their RydeCoins using bitcoin instead of traditional cash currency. As the Company no longer accepts bitcoin as a form of payment, no disclosure has been made in the prospectus in relation thereto.

Insurance, page 85

17.	Please revise your disclosure in your Business sections and elsewhere throughout your prospectus as appropriate to expand your discussion of the micro-insurance offered to riders. Specifically, please describe in greater detail the type(s) of insurance offered, what makes it “micro” coverage as well as if this product is directly tied to offering insurance coverage for your riders in connection with any risks associated with using the Ryde platform. We note your risk factor on page 20 titled “Improper, dangerous, illegal or otherwise inappropriate activity by consumers, or driver partners or other third parties...,” discussing the risks and liabilities associated with a variety of potential activities and behaviors, including that you do not independently test the driving skills of your driver partners. Further, we note your discussion on page 79 regarding the offer of free insurance coverage to your riders during their trips.

In response to the Staff’s comment, the Company revised disclosure on page 81 of the Amendment No.1 to the Draft Registration Statement where explanation has been provided that the complimentary insurance that the Company offers is specific to a particular trip taken by its riders, which only covers occurrences of accident only. To avoid ambiguity, references to “micro-insurance” has been removed throughout the prospectus.

Management

Directors and Executive Officers, page 90

18.	We note that next to the name of your non-executive directors you include an “*.” Please revise your disclosure to provide a key reflecting what this indication is intended to represent.

Considering that the four non-executive directors are presently appointees, as indicated in the table, the Company has removed the asterisk associated with their names. The asterisk was initially intended to signify whether the appointment of these directors would take effect upon the Securities and Exchange Commission’s declaration of effectiveness of the registration statement on Form F-1, in which this prospectus is included. As this information is no longer applicable, this has been removed accordingly.

Principal Shareholders, page 95

19.	Explain how you arrived at the percentages reflected in the post-restructuring (first) table by disclosing the number of ordinary shares outstanding and disclose the date of such information. We note your disclosure that the post-offering (second) table calculations are based upon 70,000,000 Class A ordinary shares and 30,000,000 Class B Ordinary shares issued and outstanding on a post-conversion basis, however, we are unable to reconcile those post-offering amounts with the amounts currently outstanding.

In response to the Staff’s comment, the Company revised disclosure on page 91 of the Amendment No.1 to the Draft Registration Statement. The Company has removed the basis of calculation in the post-offering (second) table to avoid confusion, as the information in the second table cannot be confirmed as of the date of the prospectus.

Financial Statements

Note 1. Organization and business overview, page F-7

20.	Please disclose in the notes to your financial statements the pertinent rights and privileges of your Class A and Class B Ordinary Shares. Refer to ASC 505-10-50-3.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page F-7 of the Amendment No.1 to the Draft Registration Statement.

Note 2. Summary of significant accounting policies

Earnings (loss) per share, page F-14

21.	Please provide disclosures pursuant to ASC 260-10-50-1(c) for your convertible loans.

In response to the Staff’s comment, the Company has revised the referenced disclosure in “Note 15. Loss per shares” on page F-20 of the Amendment No.1 to the Draft Registration Statement.

Note 6. Intangible assets, page F-16

22.	You disclose amortization expenses for the next two to five years are expected to amount to S$2,214,000; however, your intangible assets only have S$532,000 in net book value as of December 31, 2022. Please revise your disclosures to correct this inconsistency.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page F-16 of the Amendment No.1 to the Draft Registration Statement.

Note 10. Convertible loan from third parties, page F-18

23.	Please disclose the conversion price and the number of shares on which the aggregate consideration to be delivered upon conversion is determined for your convertible loan from third parties. Refer to ASC 470-20-50-5(b).

In response to the Staff’s comment, the Company has revised the referenced disclosure on page F-18 of the Amendment No.1 to the Draft Registration Statement.

Note 11. Income taxes, page F-19

24.	Please include the disclosures required by ASC 740-10-50-2 and 50-3.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page F-19 of the Amendment No.1 to the Draft Registration Statement.

General

25.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

The Company undertakes that if any written communication, as defined in Rule 405 under the Securities Act, is presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized to do so on its behalf, the Company will provide the Staff with a copy of the written communication on a confidential, supplemental basis.

26.	Please tell us whether you anticipate being a controlled company under the Nasdaq listing standards and, if so, whether you intend to utilize related exemptions to the governance rules under the listing standards. In this regard we note your “Voting Right” disclosure on page 8 as well as your risk factor on page 37 regarding your dual-class voting structure as this indicates that each Class B ordinary share is entitled to 10 votes per share and may result in limitations on Class A shareholders ability to influence corporate matters they may view as beneficial. Please update your disclosure, as necessary, throughout the prospectus to reflect controlled company status and the use of governance exemptions.

The Company does not anticipate being a controlled company under the Nasdaq listing rules, as none of our shareholders currently has or is expected to have upon the completion of the offering more than 50% of the Company’s voting power.

***

If you have any questions regarding the Amendment No. 1 to the Draft Registration Statement, please contact me at meng.ding@sidley.com, +852 2509 7858 (work) or +852 6461 4000 (cell).

Thank you for your time and attention.

Very truly yours,
/s/ Meng Ding
Meng Ding

Enclosure

c.c.	Junming Terence Zou, Chairman of the Board of Directors and Chief Executive Officer
Raymond Oh, Partner, Sidley Austin
Joanne Chiu, Partner, Kreit & Chiu CPA LLP
William S. Rosenstadt, Esq., Partner, Ortoli Rosenstadt LLP
Mengyi “Jason” Ye, Esq., Partner, Ortoli Rosenstadt LLP
Yarona L. Yieh, Esq., Counsel, Ortoli Rosenstadt LLP